BONTAN CORPORATION INC.
(Translation of registrant’s name into English)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

PRESS RELEASE

NEWS RELEASE

BONTAN CORPORATION ANNOUNCES NAME CHANGE  OF ITS WHOLLY OWNED SUBSIDIARY

Toronto, Ontario, January 29, 2010 – Bontan Corporation Inc.  (Bontan) (OTCBB:BNTNF) is pleased to announce that its wholly owned subsidiary, Bontan Oil & Gas Corporation changed its name effective January 18, 2010  to Israel Oil & Gas Corporation.

About the off shore Israel Project

Bontan owns, through its wholly owned subsidiary, Israel Oil and Gas Corporation  a 71.625% indirect working interest in the Project Assets via its 75% interest in Israel Petroleum Company, which acquired an undivided 95.5% working interest in the Mira and Sarah Drilling Licenses and the Benjamin Exploration Permit, subject to approval by Israel's Ministry of Natural Infrastructure. WesternGeco, a division of Schlumberger has completed a 3D seismic survey on the Mira and Sarah Drilling Licences and a 2D survey on the Benjamin Exploration Permit.

The Project Assets, composed of interests in the Mira and Sarah Drilling Licenses and the Benjamin Exploration Permit, totalling 2,668 square kilometres, are located in the Levantine Basin in the eastern Mediterranean Sea offshore Israel, near the recently announced natural gas discoveries in the Tamar 1 and 2, and the Dalit wells. The three wells were drilled by Noble Energy Inc. (NBL.NYSE), in partnership with Delek Energy Systems (DEOL.TA), Isramco (ISRA.TA), and Avner Oil and Gas LP (AVNR.TA). According to published reports, the wells have a reported 6.8 TCF (1.02 BBOE) of estimated proved, probable and possible reserves in their License area, which makes this the second largest gas discovery in the world since January 2008. South of the Project Assets in the eastern Mediterranean offshore Israel are other gas fields, including the Mari-B field, also drilled by Noble, Delek, and Avner, which reportedly contains 1 TCF (150 MBOE) in estimated proved, probable and possible reserves.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an international diversified natural resource company that operates and invests in exploration prospects.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, contact the company’s investor relations, John Robinson at Current Capital Corp. at 416-860-0211, www.bontanoilandgas.com

Forward-Looking Statements

This news release may include forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Bontan’s current views and assumptions about future events and financial performance. No assurances can be given that such future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in the forward-looking statements, include, without limitation, economic and political developments in Israel, approval of the transfer of the two licenses and permit to IPC by the Israeli Petroleum Commissioner, reliance on ITC as well as third-party consultants and contractors to develop the project, the ability of Bontan and IPC to raise sufficient capital, the risk that no hydrocarbons may be found or that 2D and 3D seismic may diminish the attractiveness of the assets, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, geological and geophysical analysis and interpretation, exploration and development risks, drilling and operating risks, competition, environmental risks, government regulation or other action, potential disruption from terrorist activities and warfare in the region or at the project assets, general economic conditions and other risks set forth from time to time in Bontan’s filings with the U.S. Securities and Exchange Commission and securities regulators in Canada.  Bontan assumes no obligation and expressly disclaims any duty to update the information contained herein.